# SEC Schedule 13G/A (Amendment No. 10) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CVD EQUIPMENT CORP, CIK 0000766792
CUSIP: 126601103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 355 S. TECHNOLOGY DRIVE, 355 S. TECHNOLOGY DRIVE, CENTRAL ISLIP, New Jersey (NJ), 11722
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001019432-20-000009
Filed by CIK 0001019432

## Reporting persons
- Leviticus Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 598,789; shared voting power 0; sole dispositive power 598,789; shared dispositive power 0; aggregate amount beneficially owned 617,832 (9% of the class)
- AMH Equity LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 19,043; shared voting power 0; sole dispositive power 19,043; shared dispositive power 0; aggregate amount beneficially owned 617,832 (9% of the class)

## Item 1. Issuer
Name of issuer: CVD EQUIPMENT CORP
Address of issuer's principal executive offices: 355 S. TECHNOLOGY DRIVE, 355 S. TECHNOLOGY DRIVE, CENTRAL ISLIP, NEW JERSEY, 11722

## Item 2. Person Filing
Name of person filing: Adam M Hutt
Address of principal business office or, if none, residence:
32 Old Mill Road
Great Neck, NY 11023
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 617,832
Percent of class: 9.0
Sole power to vote or to direct the vote: 617,832
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 617,832
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Leviticus Partners LP: Adam M Hutt, Managing Member (02/13/2025)
- AMH Equity LLC: Adam M Hutt, Managing Member (02/13/2025)